February 7, 2020

Ms. Kathleen Collins

Ms. Eiko Yaoita Pyles

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Clancy Systems International, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2019
Filed December 16, 2019
File No. 033-04882-D

Dear Ms. Collins and Pyles,

In response to your letter dated January 7, 20220:

Bullet 1:

Ensure that your financial statements and related footnote disclosures have been prepared and audited in accordance with generally accepted accounting principles. Refer to Rule 8-02 of Regulation S-X. For instance, we note that your Statement of Operations and Other Comprehensive Loss shows no amounts for fiscal 2019, and other than cash and cash equivalents, your Balance Sheet amounts remain unchanged from September 30, 2018 to 2019. At a minimum, these statements should be impacted by depreciation and amortization related to your property and equipment and intangible assets.

Response:

Clancy Systems International, Inc. (the “Company”), has had no activity for the past two years and has had no cash expenses during this time. The Company does not have the funds to engage for audited financials. We will revise the filed reports for depreciation and amortization with an accounting professional to better state the financial position. We will also try to verify all other asset and liability positions.

Bullet 2:

Include a report of your independent registered public accounting firm pursuant to Rule 2-02 of Regulation S-X and ensure that your auditors meet the requirements of Rule 2.01 of Regulation S-X. In this regard, we note the report of Causey Demgen & Moore in your September 30, 2017 Form 10-K states that such firm is not independent with respect to the company.

Response:

Our understanding is that the Company qualifies as a “Voluntary” filer in that it has less than 300 shareholders. We also have no cash expenses. We also understand that even though the Company qualifies under this category, the Company still needs to comply with Regulation S-X. The Company is unable to comply with audited financials at this time due to lack of funds but hopes to do so in the future.

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Bullet 3:

Include a discussion of your results of operations and liquidity.

Response:

When we revise the financials, we will include discussion of the last two years.

Bullet 4:

The evaluation of your disclosure controls and procedures and internal control over financial reporting should be as of the end of the period covered by the report. In this regard, you appear to have concluded on disclosure controls and procedures as of September 30, 2008 and internal control over financial reporting as of September 30, 2017. Please revise. Refer to Item 307 and 308 of Regulation S-X.

Response:

The 2008 date was an error. We will revise when we refile.

Bullet 5:

You should provide a separate certification for both your principal executive officer and principal financial officer. If Mr. Nick served as both the principal executive officer and principal financial officer, please revise to clearly indicate that his is certifying in both capacities. Refer to Exhibit 31 and 32 of Regulation S-K and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

Response:

We will revise when we refile.

We acknowledge that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Tony Nick
Chief Executive Officer

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